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                       [LETTERHEAD OF HOLLAND & KNIGHT]

________, 1996



TIB Financial Corp.
99451 Overseas Highway
Key Largo, Florida

TIB Bank of the Keys
99451 Overseas Highway
Key Largo, Florida

Gentlemen:

     You have requested an opinion regarding the income tax consequences, under the Internal Revenue Code of 1986, as amended ("Code"), of the proposed issuance by TIB Financial Corp. ("Holding Company"), a Florida corporation, of a maximum of 1,423,288 shares of voting common stock ("Holding Company Stock") in connection with the merger of TIB Interim Corp. (In Organization) ("Interim"), a Florida interim financial institution and wholly-owned subsidiary of Holding Company, with and into TIB Bank of the Keys, a Florida Banking corporation ("Bank") (which transaction is hereinafter referred to as "Reorganization"). As a result of the Reorganization, Holding Company will acquire 100% of the outstanding voting common stock of Bank ("Bank Stock") pursuant to the terms of the Agreement and Plan of Merger ("Agreement") among the parties.

     The following steps either have occurred or are proposed to occur in connection with the Reorganization:

     (1) Holding Company has been organized under the laws of the State of Florida as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amende.d Holding Company has authorized 5,00,000 shares of holding Company Stock, $0.10 par value, of which one share is issued and outstanding. This one outstanding share was issued to permit Holding Company to have capital to commence business under Florida law pending the consummation of the Agreement.

     (2) Bank is an existing Florida banking corporation with 1,765,616 shares of Bank Stock, $1.25 par value, authorized, and 1,426,288 of those shares outstanding.
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     (3)  Interim, a wholly-owned subsidiary of Holding Company, is being formed as a Florida interim financial institution and organized for the sole purpose of effectuating the Florida reorganization described in the Agreement.

     (4) Pursuant to the Agreement, and in accordance with Florida law, Holding Company will cause Interim to merge with and into Bank, with Bank being the surviving corporation. The corporate organization and separate existence of Interim will cease and Bank will succeed to the rights, assets, liabilities, and obligations of Interim. The outstanding shares of Interim will be exchanged for a number of shares of Bank Stock equal to the number of shares outstanding immediately prior to the reorganization described in the Agreement.

     (5) On the effective date of the reorganization, each issued and outstanding share of Bank Stock, except for shares held by dissenting shareholders, will be converted into and exchanged for one share of Holding Company Stock.

     (6) Under Florida law, each Bank shareholder has a right to dissent from the proposed transaction. Upon proper and timely exercise of these rights, dissenting Bank shareholders will receive fair value for their shares from Bank.

     (7) Notwithstanding the immediately preceding subparagraph, more than eighty percent (80%) of the outstanding Bank Stock will be exchanged for Holding Company Stock.

     For purposes hereof, we have assumed that the following additional representations have been or will be made by the parties in connection with the reorganization described in the Agreement:

     (1) The fair market value of Holding Company Stock to be received by each Bank shareholders will be approximately equal to the fair market value of Bank Stock surrendered in exchange therefor.

     (2) The management of Bank has no knowledge of any plan or intention on the part of Bank shareholders to sell, exchange, or otherwise dispose of an amount of Holding Company Stock received in the reorganization that would reduce Bank shareholders' ownership of Holding Company to a number of shares having a value as of the date of the reorganization of less than fifty percent (50%) of the value of all of the formerly outstanding Bank Stock as of the same date. For purposes of this representation, Bank Stock exchanged for cash by dissenters will be treated as outstanding Bank Stock on the date of the reorganization.
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          Moreover, Bank Stock and shares of Bank Stock and Holding Company
          Stock held by Bank shareholders otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this determination.

     (3) Upon consummation of the reorganization, Bank will hold at least ninety percent (90%) of the fair market value of the respective net assets, and at least seventy percent (70%) of the fair market value of the respective gross assets held by both itself and Interim immediately before the transfer. For purposes of this representation, amounts paid by Bank to dissenters, amounts used by Bank or Interim to pay Reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Bank will be included as assets of Bank or Interim, respectively, immediately prior to the Reorganization.

     (4) Bank has no plan or intention to issue additional shares of Bank Stock that would result in Holding Company's loss of control of Bank as defined in Code Section 368(c).

     (5) Holding Company has no plan or intention to redeem or otherwise reacquire any of its Holding Company Stock to be issued in the reorganization.

     (6) Holding Company has no plan or intention to sell or otherwise dispose of Bank Stock, to liquidate Bank, to merge Bank with or into another corporation, or to cause Bank to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business.

     (7) Interim will have no assets or liabilities to transfer to or be assumed by Bank in the reorganization.

     (8) Bank will continue in the active conduct of its present business and will remain a wholly-owned subsidiary of Holding Company following the reorganization.

     (9) Bank will pay all of its expenses, if any, which are incurred in connection with the reorganization; and Holding Company shall pay all of such expenses incurred by it and by Interim; provided, that in the event the merger described in the Agreement is not consummated, all such expenses of Holding Company and Interim shall be paid by Bank.

     (10) There is no intercorporate debt between Holding Company and Bank or between Interim and Bank which was issued, acquired, settled, or will be settled, at a discount.
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     (11) Taking into account shares held by dissenters, Holding Company will acquire, solely in exchange for its Holding Company Stock, control of Bank as that term is defined in Code Section 368(c). For purposes of this representation, Bank Stock exchanged for cash or other property originating with Holding Company will be treated as outstanding Bank Stock on the date of the transaction.

     (12) At the time of the reorganization, Bank will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Bank, that if exercised or converted, would affect Holding Company's acquisition or retention of control of Bank as defined in Code Section 368(c).

     (13) No two parties to the proposed transaction will be investment companies within the meaning of Code Sections 368(a)(2)(F)(iii) and
          (iv).

     (14) On the date of the reorganization, the fair market value of the assets of Bank will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

     (15) Neither Bank, Holding Company, nor Interim is or will be under the jurisdiction of a court in a title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

     (16) At the time of the Reorganization, at least eight percent (80%) of Bank Stock will be exchanged solely for Holding Company Stock. Bank has only one class of equity securities authorized or outstanding, that is, Bank Stock, which, by definition, is voting common stock.

     (17) Holding Company neither presently owns, directly or indirectly, nor owned within the preceding five years, directly or indirectly, any Bank Stock.

     (18) Holding Company, Interim and Bank are each corporations within the meaning of Code Section 7701(a)(3).

     Based on the facts and representations set forth above, we conclude that:

     (1) The reorganization described in the Agreement will constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) and
          (a)(2)(E) and will not be disqualified by reason of the fact that Holding Company Stock is issued in the
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          transaction.  Holding Company, Interim, and Bank will each be  "a party to a reorganization" within the meaning of Code Section 368(b).

     (2) No gain or loss will be recognized by Holding Company on the receipt of solely Bank Stock in exchange for Interim Stock.

     (3) No gain or loss will be recognized by Bank on its receipt, by reason of the reorganization, of Interim's assets.

     (4) No gain or loss will be recognized by Interim upon the transfer of its assets to Bank as a result of the reorganization.

     (5) No gain or loss will be recognized by the shareholders of Bank upon the exchange of Bank Stock solely for Holding Company Stock.

     (6) The basis of Holding Company Stock to be received by Bank shareholders will, in each case, be the same as the basis of Bank Stock surrendered in exchange therefor, decreased by the amount of cash received by the shareholder and increased by the amount of capital gain recognized and any amount treated as a dividend.

     (7) The holding period of Holding Company Stock to be received by the shareholders of Bank will include the period during which Bank Stock exchanged therefor was held by them, provided that such Bank Stock is held as a capital asset as of the date of the exchange.

     (8) The basis of the assets of Interim acquired by Bank will be the same as the basis of such assets in the hands of Interim immediately prior to the exchange.

     (9) The holding period of Interim assets in the hands of Bank will include the holding period during which such assets were held by Interim immediately prior to the exchange.

     (10) A Bank shareholder who dissents and receives only cash in redemption of his or her Bank Stock as a result of the reorganization will, in general, recognize pain or loss measured by the difference between the amount of the cash received and the tax basis of the Bank Stock held by the shareholders. Pursuant to Code Section 302, such gain or loss will, in general, be treated as capital gain or loss if the Bank Stock was held as a capital asset; provided, however, a Bank shareholder must take into account certain provisions of Code Sections 302 and
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________, 1996



          318 in determining the consequences of the transaction if he or she receives only cash. A Bank shareholder who receives only cash as a result of the reorganization upon the redemption of Bank Stock which he or she actually owns, but who is considered under constructive ownership rules of Code Section 318 to own other Bank Stock that is converted into share of the Holding Company Stock in the reorganization, must take into account the provisions of Code Section 302, particular the "80% test" described therein, to determine if the cash which he or she receives is to be taxed as a dividend. Pursuant to Code Section 318, a shareholder is, for example, considered to own shares that are directly or indirectly owned by certain members of his or her family or by certain related entities and to own shares with respect to which he or she holds options. In general, under the 80% test of Section 3902, cash received by a Bank shareholder in redemption or his or her Bank Stock as a result of the reorganization will not be treated as a dividend for federal income tax purposes if, immediately after the reorganization, the holder's percentage ownership (considering Bank Stock owned actually and constructively) of the total amount of Holding Company Stock issued to holders of Bank Stock in the reorganization is less than 80% of such shareholder's percentage ownership of Bank Stock immediately before the reorganization. Hence, cash received by a Bank shareholder who "qualifies" under the 80% test will be taxed as capital gain or loss if the Bank Stock was held as a capital asset.

     (11) Accordingly, a Bank shareholder may still fail to qualify under the 80% test described above as a result of making an election to dissent and receiving cash in the redemption of all of his or her Bank Stock actually owned, if an election to receive Holding Company Stock is made by other persons whose Bank Stock is considered to be constructively owned by the shareholder under Code Section 318.

     (12) If a Bank shareholder fails to meet the 80% test described above, other exceptions from dividend treatment may be available depending on the facts and circumstances of the particular case.

     (13) In the event the cash received by a Bank shareholder in redemption of his or her Bank Stock is treated as a "dividend", he or she will not be able to use his tax basis in his or her Bank Stock shares to offset the amount includable in his income. Therefore, the total amount of cash received would be includable in his or her income.
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     Please be advised that our conclusions are based on the code and Treasury
Regulations in effect on the date of this letter, which authorities may subsequently be amended. No opinion is expressed as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions that are not specifically covered by the above opinion.

                                    Yours truly,



                                    HOLLAND & KNIGHT